Tenet Reports 143% Year-Over-Year Growth for the Q1 2022 with Revenue of $34.7M: Updates Guidance for 2022

Toronto, Ontario--(Newsfile Corp. - May 30, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced its financial results and operating highlights for the three-month period ended March 31, 2022. Tenet reported revenue of $34.7M, adjusted EBITDA of ($568,202) and a net loss of $3.36M for the quarter. The Company continued to expand its offerings in China that led to the increase in revenue. Expenses related to the preparation for the launch of Tenet's Canadian Business Hub™ and Canadian operations led to the negative adjusted EBITDA and the net loss for the period. All amounts expressed are in Canadian dollars.

Q1 Financial Highlights:

  Total Revenue of $34.7M
  Adjusted EBITDA of ($568,202)
  Net Loss of ($3.36M)

Summary of Quarterly Evolution of Revenue, Adjusted EBITDA and Net Income (Loss)

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenue	$34,741,460	$33,048,247	$25,695,570	$30,649,179	$14,239,776
Expenses[1]	$35,309,662	$33,226,492	$22,672,271	$29,411,980	$14,118,039
Adjusted EBITDA[2]	($568,202)	($178,245)	$3,023,299	$1,237,199	$121,737
Net Income (Loss)[3]	($3,359,601)	($49,994,623)	$1,526,286	$296,071	($389,702)

1. Expenses, for the calculation of Adjusted EBITDA, do not include finance costs, interest, taxes, depreciation (including impairment of intangible assets) loss on settlement of debt, gain on bargain purchase and amortization.

2. Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization. Adjusted EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash flows fromoperations and to cover finance charges. Adjusted EBITDA and EBITDA are also widely used for business valuation purposes. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

3. The net loss for Q4 2021 included a total of $53,364,705 in impairment charges related to the Company's acquisition of Cubeler for which forecasted revenues shifted by almost a year due to the delayed launch of the Company's Canadian Business Hub™. Part of the impairment charges may be reversed in the future following the launch of the Company's Canadian operations.

Q1 Operating Highlights:

  Partnership agreement with eHi Auto Services
  Launch of Yun Fleet shipping and transportation platform
  Collaboration with China Energy Engineering Corporation on two clean energy pilot projects

ABOUT FIRST QUARTER FINANCIAL AND OPERATING RESULTS SUMMARY

It was essentially business as usual for Tenet in Q1 when it comes to the continued expansion of its services in China. The benefits of the Company's participation in two major shopping festivals in China in the fourth quarter of 2021 spilled over into the first quarter of 2022 as new consumer-goods supply-chain clients acquired during the events contributed to Tenet's revenue growth for the quarter. Helping consumer goods retailers and distributors manage their cash flows, become more efficient and take advantage of new opportunities once again constituted the bulk of Tenet's operations in China. Activities in the oil & gas and raw materials verticals also contributed to the Company's revenue growth during the period.

While its operations in established verticals were expanding, Tenet took steps during the quarter to begin servicing new verticals and to create more synergy between its offerings throughout the Business Hub™. Believing China's clean energy sector to be one of the most promising in the world, Tenet is focused on making entry into the space a priority for 2022 and continued to develop relationships in the sector during the quarter by collaborating with China Energy Engineering Corporation ("CEEP") on two separate solar-energy pilot projects. The launch of the Company's Yun Fleet shipping platform and its partnership agreement with eHi Auto Services ("eHi") in Q1 2022 will not only help Tenet better service the automotive/transportation vertical but should also serve to create more synergy between the Company's offerings. For instance, the agreement with eHi will essentially provide an additional 5,000 service outlets located in more than 400 cities where insurance policies offered through Tenet's Heartbeat insurance brokerage platform will be sold. And while Heartbeat was originally focused on insurance products aimed at the auto industry, Tenet began to work with its insurance partners to design products specifically suited to some of the transactions facilitated on the Hub and to begin offering policies along with the transactions. Similarly, the Company plans to offer shipping and logistics services with each transaction for which such services would be applicable through the Yun Fleet platform.

As for its Canadian operations, Tenet once again spent the quarter taking the necessary steps to launch the Canadian portion of its Business Hub™ in the second half of 2022. Most of the activities naturally were focused on the adaptation of the platform for Canada, but the Company also became more active during the quarter on relationship-building and awareness initiatives ahead of the anticipated launch.

In summary, the Company generated $34,741,460 in revenue for the quarter ended March 31, 2022 compared to $14,239,776 for the same period in 2021. Total expenses for the quarter amounted to $38,101,061, compared to $14,327,501 for the same period in 2021. The net loss for the three-month period ending March 31, 2022 was $3,359,601 compared to a $389,702 net loss for the same period of 2021.

Full details of the Company's first quarter 2022 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month periods ended March 31, 2022 and 2021, which are available at www.sedar.com.

REVISED GUIDANCE FOR 2022

Tenet also announced today that it has revised its guidance for 2022. The Company is now forecasting revenue for the year of $210.0M (down from $345.0M), EBITDA of $6.5M (down from $81.8M) and a net loss of $11.3M (down from net income of $51.4M).

"Although the demand for the services offered through our Business Hub™ continues to grow as expected in China, a combination of events that have occurred over the past seven months have dramatically altered our fundraising plans, causing delays in the launch of our operations in Canada and our activities in the insurance vertical in China," commented Tenet President and CEO Johnson Joseph. "Add to that China's zero Covid policy, which led to some of the country's major economic hubs being locked down for just about the entire second quarter so far, and it became impossible for us to meet our previously forecasted numbers, so we had to go back to the drawing board with a new plan. The good news is that we now have a capital markets plan that doesn't depend on the US capital markets and which will allow us to continue to fuel our growth in China and expand the Business Hub™ to other markets around the world."

Tenet will host an investor webinar on Tuesday, May 31st at 8:00 am ET, where President and CEO Johnson Joseph, Tenet China CEO Liang Qiu and CFO Jean Landreville will discuss the Q1 2022 financial results and the Company's revised 2022 guidance. Those who would like to attend the webinar can register for the event at: https://tinyurl.com/TenetQ12022.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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